UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month May 2022
Commission File Number: 001-37611

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Pyxis Tankers Inc.

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59 K. Karamanli Street
Maroussi 15125 Greece
+30 210 638 0200
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 30, 2022, the audit committee of Pyxis Tankers Inc. (the “Company”) unanimously approved the appointment of KPMG Certified Auditors S.A. (“KPMG”), as the Company’s independent registered accounting firm for the year ended December 31, 2022, following the expiration of the engagement with the Company’s previous independent registered accounting firm, Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”).

The audit reports of Ernst & Young on the financial statements of the Company as of and for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2021 and 2020 and during the period from January 1, 2022 through the period ending on April 30, 2022, there were no “disagreements”, as such term is used in Item 16F of Form 20-F (and the related instructions thereto), with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Ernst & Young’s satisfaction, would have caused Ernst & Young to make reference to the subject matter of the disagreement(s) in connection with its reports.

No “reportable events,” as the term is described in Item 16F(a)(1)(v) of Form 20-F, occurred within the fiscal years ended December 31, 2021 and 2020 and subsequently until April 30, 2022.

The Company provided Ernst & Young with a copy of this Form 6-K and requested that Ernst & Young provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements.  A copy of Ernst & Young’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the fiscal years ended December 31, 2021 and 2020 and the period from January 1, 2022 through the period ending on April 30, 2022, neither the Company nor anyone on its behalf has consulted with KPMG on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a “disagreement” or a “reportable event”.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate this report on Form 6-K, including Exhibit 16.1 by reference to its Form 20-F to the extent necessary to satisfy such reporting obligations.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File Nos. 333-256167), filed with the U.S. Securities and Exchange Commission on May 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name: Henry Williams
Title: Chief Financial Officer

Date: May 4, 2022

Exhibit Index
Exhibit Number	Document

16.1	Letter from Ernst & Young (Hellas) Certified Auditors Accountants S.A. dated May 4, 2022.